Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc.

	Predecessor Company										Successor Company
	Year Ended December 31,								Three Months Ended March 31, 2002		Nine Months Ended December 31, 2002

	1998		1999		2000		2001
Ratio of Earnings to fixed charges
Pretax income (loss) from continuing operations	$112,754		$71,151		$3,314		$40,030		$(153,944)		$24,775
Add Fixed charges	6,589		8,363		8,251		7,832		1,900		40,333

Total Earnings (Loss) (A)	$119,343		$79,514		$11,565		$47,862		$(152,044)		$65,108

Interest Expense	$221		$490		$108		$74		$14		$33,556
Estimate of the interest within rental expense (33% of total)	6,368		7,873		8,143		7,758		1,886		6,777

Total Fixed Charges (B)	$6,589		$8,363		$8,251		$7,832		$1,900		$40,333

Ratio (A/B)	18.11	x	9.51	x	1.40	x	6.11	x	(80.03	)x(1)	1.61	x

(1)	The dollar amount of the deficiency for the three months ended March 31, 2002 was $153,944. Such amount includes approximately $153,197 of reorganization expense to write-down the Predecessor’s assets to fair market value.